Exhibit 99.1

GREAT PANTHER SILVER LIMITED

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017 and 2016

Expressed in US Dollars

(Unaudited)

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION AS AT

(Expressed in thousands of US dollars – Unaudited)

	September 30,	December 31,
	2017	2016

Assets

Current assets:
Cash and cash equivalents	$35,496	$41,642
Short-term deposits	19,993	15,020
Trade and other receivables	15,691	10,178
Inventories (note 4(a))	6,255	5,744
Other current assets	649	529
	78,084	73,113

Non-current assets:
Inventories - non-current (note 4(b))	1,629	–
Reimbursement rights (note 3)	11,168	–
Mineral properties, plant and equipment	15,094	14,096
Exploration and evaluation assets	15,766	2,112
Intangible assets	32	22
Deferred tax assets	245	98
	$122,018	$89,441

Liabilities and Shareholders’ Equity

Current liabilities:
Trade and other payables	$9,694	$6,017
Derivative liabilities (note 5)	6	536
Reclamation and remediation provision - current (note 3)	4,757	–
	14,457	6,553

Non-current liabilities:
Reclamation and remediation provision (note 3)	22,767	3,466
Deferred tax liabilities	2,036	2,134
	39,260	12,153

Shareholders’ equity:
Share capital	130,137	128,485
Reserves	18,725	18,115
Deficit	(66,104)	(69,312)
	82,758	77,288

	$122,018	$89,441

See accompanying notes to the condensed interim consolidated financial statements.

1

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016

Revenue	$18,260	$15,631	$46,362	$49,366

Cost of sales
Production costs	12,092	8,400	29,330	26,115
Amortization and depletion	1,244	1,083	2,782	3,448
Share-based compensation	118	76	316	192
	13,454	9,559	32,428	29,755

Mine operating earnings	4,806	6,072	13,934	19,611

General and administrative expenses
Administrative expenses	2,289	1,070	5,262	3,502
Amortization and depletion	17	18	52	123
Share-based compensation	179	196	707	527
	2,485	1,284	6,021	4,152

Exploration, evaluation, and development expenses
Exploration and evaluation expenses	1,878	513	4,520	2,539
Mine development costs	753	934	2,398	2,227
Share-based compensation	21	32	37	75
	2,652	1,479	6,955	4,841

Impairment charge	–	–	–	1,679

Finance and other income (expense)
Interest income	180	70	603	118
Finance costs	(470)	(27)	(549)	(74)
Foreign exchange gain (loss)	100	(909)	2,560	(10,405)
Other income	240	10	259	44
	50	(856)	2,873	(10,317)

Income (loss) before income taxes	(281)	2,453	3,831	(1,378)
Income tax expense	385	323	623	1,242
Net income (loss) for the period	$(666)	$2,130	$3,208	$(2,620)

Other comprehensive income (loss), net of tax
Items that may be reclassified subsequently to net income (loss):
Foreign currency translation	(3)	72	46	5,573
Change in fair value of available-for-sale financial assets (net of tax)	(3)	7	(4)	(4)
	(6)	79	42	5,569

Total comprehensive income (loss) for the period	$(672)	$2,209	$3,250	$2,949

Earnings (loss) per share (note 7(c))
Basic	$(0.00)	$0.01	$0.02	$(0.02)
Diluted	$(0.00)	$0.01	$0.02	$(0.02)

See accompanying notes to the condensed interim consolidated financial statements.

2

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Expressed in thousands of US dollars)

For the nine months ended September 30, 2017 and 2016 (Unaudited)

	Share capital		Reserves
	Number of common shares (000's)	Amount	Share options and warrants	Foreign currency translation	Fair value	Total reserves	Retained earnings (deficit)	Total share- holder's equity
Balance, January 1, 2016	141,713	$96,268	$10,953	$(2,248)	$(172)	$8,533	$(65,194)	$39,607
Common shares issued	22,186	29,189	3,998	–	–	3,998	–	33,187
Share options exercised	2,474	2,517	(710)	–	–	(710)	–	1,807
Share-based compensation	–	–	794	–	–	794	–	794
Comprehensive income (loss)	–	–	–	5,573	(4)	5,569	(2,620)	2,949
Balance, September 30, 2016	166,373	$127,974	$15,035	$3,325	$(176)	$18,184	$(67,814)	$78,344

Balance, January 1, 2017	166,938	$128,485	$15,086	$3,204	$(175)	$18,115	$(69,312)	$77,288
Share options exercised	1,363	1,652	(492)	–	–	(492)	–	1,160
Share-based compensation	–	–	1,060	–	–	1,060	–	1,060
Comprehensive income (loss)	–	–	–	46	(4)	42	3,208	3,250
Balance, September 30, 2017	168,301	$130,137	$15,654	$3,250	$(179)	$18,725	$(66,104)	$82,758

See accompanying notes to the condensed interim consolidated financial statements.

3

Great Panther Silver Limited

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of US dollars)

For the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2017	2016	2017	2016
Cash flows from operating activities:
Net income (loss) for the period	$(666)	$2,130	$3,208	$(2,620)
Items not involving cash:
Amortization and depletion	1,261	1,101	2,834	3,571
Impairment charge	–	–	–	1,679
Unrealized foreign exchange loss (gain)	1,340	389	(152)	10,274
Income tax expense	385	323	623	1,242
Share-based compensation	318	304	1,060	794
Other non-cash items (note 10)	68	(24)	(276)	77
Interest received	88	20	403	65
Income taxes paid	(369)	–	(1,949)	(225)
	2,425	4,243	5,751	14,857
Changes in non-cash working capital:
Trade and other receivables	(4,349)	(606)	(4,798)	(6,056)
Inventories	1,421	(74)	(563)	700
Other current assets	(61)	557	(111)	(25)
Trade and other payables	59	(250)	1,374	(1,297)
Net cash provided by (used in) operating activities	(505)	3,870	1,653	8,179

Cash flows from investing activities:
Additions to mineral properties, plant and equipment	(1,069)	(1,545)	(3,925)	(2,871)
Cash received upon acquisition of Coricancha (note 3)	–	–	105	–
Proceeds from (investments in) short-term deposits	(3,111)	–	(4,973)	–
Proceeds from disposal of plant and equipment	184	–	186	–
Net cash provided by (used in) investing activities	(3,996)	(1,545)	(8,607)	(2,871)

Cash flows from financing activities:
Proceeds from financings, net of expenses	–	28,152	–	33,187
Proceeds from exercise of share options	302	296	1,160	1,807
Net cash from financing activities	302	28,448	1,160	34,994

Effect of foreign currency translation on cash and cash equivalents	(494)	54	(352)	(1,067)

Increase (decrease) in cash and cash equivalents	(4,693)	30,827	(6,146)	39,235
Cash and cash equivalents, beginning of period	40,189	22,093	41,642	13,685
Cash and cash equivalents, end of period	$35,496	$52,920	$35,496	$52,920

Supplemental cash flow information (note 10)

See accompanying notes to the condensed interim consolidated financial statements.

4

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

1.	Nature of operations

Great Panther Silver Limited (the “Company”) is a public company listed on the Toronto Stock Exchange and on the NYSE MKT LLC and is incorporated and domiciled in Canada. The Company’s registered and records office is located at 1330 - 200 Granville Street, Vancouver, British Columbia, Canada.

The Company’s current activities focus on the mining of precious metals from its operating mines in Mexico, as well as the acquisition, exploration and development of mineral properties within the Americas. The Company wholly owns two producing mining operations: the Topia Mine and the Guanajuato Mine Complex (“GMC”). The GMC comprises the Company’s Guanajuato Mine, San Ignacio Mine, the Cata processing plant, and associated infrastructure. The Company also has mineral property interests in the exploration stage: the El Horcon, Santa Rosa, and Plomo projects located in Mexico, as well as the Argosy project located in the Red Lake Mining District in Northwestern Ontario, Canada. On June 30, 2017, the Company acquired a 100% interest in the Coricancha Mine Complex (the “CMC”) located in the Central Andes of Peru (note 3).

2.	Basis of presentation

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016. The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Company’s financial position and performance since the last financial statements. These condensed interim consolidated financial statements were approved by the Board of Directors on October 29, 2017.

(a)	Use of judgments and estimates

In preparing these interim financial statements, management has made judgments, estimates, and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2016, except for new judgments associated with (i) the determination that the acquisition of the CMC is an asset purchase, (ii) the determination that the fair value of the contingent consideration is nil, (iii) the relative fair values of assets and liabilities acquired as part of the acquisition of the CMC (note 3) and (iv) the possible outcome of contingent liabilities associated with the CMC (note 8).

(b)	Accounting standards issued but not yet adopted
(i)	IFRS 15, Revenue from Contracts with Customers

In May 2014, the IASB issued a new IFRS 15 «Revenue from Contracts with Customers» (“IFRS 15”). The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. In September 2015, the IASB deferred the effective date of the standard to annual periods beginning on or after January 1, 2018, with earlier application permitted. The Company’s preliminary assessment is that the adoption of IFRS 15 will not have a significant impact on the recognition or measurement of the Company’s revenue from customers. However, the standard will result in a number of additional disclosures being included in the Company’s consolidated financial statements.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 «Financial Instruments» (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement, and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. New disclosure requirements will also be required. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company’s preliminary assessment is that adoption of IFRS 9 will result in changes to the classification of certain financial assets but will not change the classification of any financial liabilities. The Company does not anticipate any material changes in the carrying values of the Company’s financial instruments as a result of the adoption of IFRS 9.

5

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

(iii)	IFRS 16, Leases

In January 2016, the IASB issued IFRS 16 «Leases», which replaces IAS 17 «Leases». For lessees applying IFRS 16, a single recognition and measurement model for leases will apply, with recognition as assets and liabilities required for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. This standard is required to be adopted either retrospectively or using a modified retrospective approach. The Company is currently evaluating the impact of this new standard on its financial statements.

3.	Acquisition of Coricancha Mine Complex

On June 30, 2017, the Company acquired 100% of the outstanding common shares (the "Acquisition") of the subsidiary of Nyrstar N.V. (“Nyrstar”) which owns the CMC. Under the terms of the share purchase agreement, the purchase price comprises (i) $100 payable upon closing, and (ii) earn-out consideration of up to $10,000. Under the earn-out, Nyrstar may receive 15% of the free cash flow generated by the CMC during the five-year period after which the CMC is cumulative free cash flow positive from June 30, 2017. The Company attributed a fair value of nil to the contingent consideration, as it is not considered to be reliably determinable prior to restarting operations at the CMC.

Pursuant to the Acquisition, Nyrstar agreed to:

(i)

Maintain a closure bond (in the amount of $9,737) for the CMC until at least June 30, 2020. Should the Company make a decision to permanently close the CMC prior to June 30, 2020, the bond will be used to pay for closure costs and obligations. If the Company has not made a decision to permanently close the CMC after June 30, 2020, the Company will assume the obligation to maintain the required bond, and shall release Nyrstar from these obligations;

(ii)	Pay for the cost of movement and reclamation of certain legacy tailings facilities (the “Legacy Tailings”) should the regulatory authorities require these to be moved, up to a maximum of $20,000; and,
(iii)	Satisfy on a timely basis all fines or sanctions that arise before or after closing resulting from activities or ownership of the CMC for the period prior to June 30, 2017, up to a maximum of $4,000.

The Company recognized a reclamation and remediation provision of $23,940, including $9,502 related to the Legacy Tailings. The Company currently expects that approximately $4,757 of the cost associated with the Legacy Tailings will be incurred in the twelve months following the balance sheet date and has included this amount as a current liability. Although the timing and ultimate amount of the rehabilitation provision is uncertain, the present value of these obligations was based on information currently available, which was as follows:

September 30, 2017
Total estimated cash flows	$34,659
Expected settlement of obligations (years)	2017 - 2047
Weighted average risk-free rate (discount rate)	5.36%

A 1% change in the discount rate, while holding the other assumptions constant, would decrease or increase the provision by $1,151.

The Company recorded reimbursement rights totaling $11,168, in respect of:

•	the reclamation of the Legacy Tailings in the amount of $9,502, as Nyrstar has indemnified the Company for the cost associated with this reclamation work of up to $20,000, see (ii) above,
•	provisions recognized by the CMC in regard to fines and sanction in the amount of $1,666, as Nyrstar has indemnified the Company for the cost associated with fees and sanctions of up to $4,000 (note 8(b)(iii)) and see (iii) above.

The Acquisition has been accounted for as an asset purchase, as it did not meet the definition of a business under IFRS 3 «Business Combinations».

6

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

As of the date of the Acquisition, the Company incurred consideration and recognized its interest in exploration and evaluation assets and net working capital of the CMC as follows:

Consideration:
Cash consideration payable	$100
Professional and other fees incurred	76
Consideration	$176

Net assets purchased:
Cash	$105
Trade and other receivables	24
Other current assets	10
Inventories (note 4(b))	1,622
Reimbursement rights	11,168
Exploration and evaluation assets	13,623
Trade and other accounts payables	(2,609)
Reclamation and remediation provision - current	(4,757)
Reclamation and remediation provision - non-current	(19,010)
Net assets purchased:	$176

Under the terms of the Acquisition, the Company is also required to provide a guarantee in the amount of $1,234 related to the closure plan associated with the CMC. The cash consideration of $100 was paid subsequent to September 30, 2017.

4.	Inventories
(a)	Inventories - current

Current inventories consist of the following:

	September 30, 2017	December 31, 2016
Concentrate	$2,751	$2,488
Ore stockpile	955	753
Materials and supplies	2,540	2,494
Silver bullion	9	9
	$6,255	$5,744

The amount of inventory recognized as cost of sales for the three and nine months ended September 30, 2017 and the year ended December 31, 2016 includes production costs and amortization and depletion directly attributable to the inventory production process.

(b)	Inventories - non-current

Non-current inventories arise from the acquisition of CMC (note 3) and consist of materials and supplies of $1,629 as of September 30, 2017 (December 31, 2016 - nil).

7

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

5.	Derivative instruments

A significant portion of the Company’s capital, exploration, operating and administrative expenditures are incurred in Mexican pesos (“MXN”), while revenues from the sale of concentrates are denominated in US dollars (“USD”). The fluctuation of the USD in relation to the MXN, consequently, impacts the reported financial performance of the Company. To manage the Company’s exposure to changes in the USD/MXN exchange rate, the Company entered into forward contracts to purchase MXN in exchange for USD at various rates and maturity dates.

As at September 30, 2017, forward contracts for the purchase of MXN 30,000,000 (December 31, 2016 - MXN 280,000,000), in exchange for USD at various pre-determined rates ranging from MXN 17.96/USD to MXN 18.25/USD, at maturity date of October 3, 2017, were outstanding. The fair value of these outstanding foreign currency forward contracts resulted in a liability of $6 at September 30, 2017 (December 31, 2016 - liability of $536).

6.	Fair value of financial instruments

The Company’s financial instruments include cash and cash equivalents, short-term deposits, marketable securities, trade and other receivables, trade and other payables and derivative instruments. The carrying values of cash and cash equivalents, short-term deposits, trade and other receivables, and trade and other payables approximate their fair values due to the short-term nature of the items. The fair values of marketable securities are estimated using bid prices as of the reporting date. The embedded derivative in trade accounts receivable is recorded at fair value at each reporting date until final settlement occurs, with changes in fair value classified as a component of revenue. The foreign currency forward contracts are recorded at fair value, with changes in fair value recorded as foreign exchange within profit or loss.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and valuation techniques may have a material effect on the estimated fair values. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a market transaction.

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 - Inputs that are not based on observable market data.

The following table summarizes the Company’s financial instruments as at September 30, 2017:

	Available-for- sale financial assets	Loans and receivables	Financial assets and financial liabilities at fair value through P&L	Financial liabilities at amortized cost	Total	Fair value hierarchy
Financial Assets
Cash and cash equivalents	$–	$35,496	$–	$–	$35,496	n/a
Short-term deposits	–	19,993	–	–	19,993	n/a
Marketable securities	4	–	–	–	4	Level 1
Trade accounts receivable	–	9,656	–	–	9,656	Level 2
Other receivables	–	6,035	–	–	6,035	n/a

Financial Liabilities
Trade and other payables	$–	$9,694	$–	$–	$9,694	n/a
Derivative instruments	–	6	–	–	6	Level 2

There have been no transfers between fair value levels during the reporting period.

8

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

7.	Share capital
(a)	Share options
	2017
	Options (000’s)	Weighted average exercise price
Outstanding, as at December 31, 2016	9,049	C$	1.18
Granted	1,101		1.63
Forfeited/Expired	(430)		1.70
Exercised	(1,363)		1.10
Outstanding, as at September 30, 2017	8,357	C$	1.22
Exercisable, as at September 30, 2017	4,270	C$	1.05

Range of exercise price	Options outstanding (000’s)	Weighted average remaining contractual life (years)	Options exercisable (000’s)	Weighted average exercise price
C$0.65	2,332	2.68	1,364	C$	0.65
C$0.71 to C$0.86	1,887	2.94	1,101		0.73
C$1.31	1,291	1.73	1,291		1.31
C$1.63	1,064	4.52	20		1.63
C$1.71 to C$2.00	23	0.79	23		1.90
C$2.16 to C$2.19	1,760	3.89	471		2.18
	8,357	3.07	4,270	C$	1.05

During the three and nine months ended September 30, 2017, the Company recorded share-based compensation expense of $318 and $1,060, respectively (three and nine months ended June 2016 - $304 and $794, respectively).

The weighted average fair value of options granted during the nine months ended September 30, 2017 was $0.69 (nine months ended September 30, 2016 - $0.98). The grant date fair value of share options granted was determined using a Black Scholes option pricing model using the following weighted average assumptions:

	2017	2016
Risk-free interest rate	0.79%	0.51%
Expected life (years)	2.63	2.58
Annualized volatility	68%	73%
Forfeiture rate	13%	15%

The annualized volatility assumption is based on the historical and implied volatility of the Company’s common share price on the Toronto Stock Exchange. The risk-free interest rate assumption is based on government bonds with a remaining term equal to the expected life of the options.

(b)	Restricted share units and deferred share units

In June 2017, upon approval by shareholders, the Company adopted an Omnibus Incentive Plan (the “Omnibus Plan”) to supplement and eventually replace the existing stock option plan (the "2016 Plan"). Pursuant to the Omnibus Plan, the Company may grant stock options (“Options”), restricted share units (“RSUs”), performance based restricted share units (“PSUs”), and deferred share units (“DSUs”) to eligible employees, officers, directors, or consultants. The maximum number of common shares that the Company may issue is limited to 10% of the outstanding common shares, less the number of stock options already outstanding pursuant to the 2016 Plan and the Omnibus Plan, less twice the number of common shares counted as RSU, PSU, and DSU awards. There are additional limits with respect to insiders, individual grants, annual grants, and the number of which may be awarded to non-executive directors.

9

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Options granted under the Omnibus Plan have a maximum vesting period of ten years, and cannot be priced less than the closing price on the TSX Exchange on the day prior to the grant.

DSUs are awards to participants for office, directorship, or employment, which settle upon termination of service of the participant. Vesting conditions for DSUs are set by the Board. Upon settlement, DSUs entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. The choice of settlement method is at the Company's sole discretion. Timing of settlement after vesting occurs at the discretion of the participant, and can be any time between the date of termination of service of the participant and December 15th of the following calendar year. The DSUs granted to date have vested immediately.

RSUs are awards for service which upon vesting and settlement entitle the recipient to receive common shares, a cash equivalent, or a combination thereof. Vesting conditions for RSUs are set by the Board but cannot exceed three years. The choice of settlement method is at the Company's sole discretion. The RSUs granted to date vest in several tranches over three years. An estimated forfeiture rate of 15% was used in the determination of fair value for the purposes of computing share based compensation expense in the financial statements.

PSUs are a subset of RSUs, but PSUs have one or more performance conditions. PSUs may only be settled through the issuance of common shares. No PSUs have been granted to date.

The fair values of the DSUs and RSUs granted to employees and directors have been estimated by reference to the fair value on the grant date of the equity instruments granted. The Company has no history of paying dividends, and consequently, no amounts in respect of dividends were included in the estimates of fair value of the equity instruments granted.

The following table summarizes information about the DSUs outstanding at September 30, 2017 and 2016:

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	—	C$	—	—	$—
Granted	89,200		1.59	—	—
Outstanding at September 30	89,200	C$	1.59	—	$—

The following table summarizes information about the RSUs outstanding at September 30, 2017 and 2016:

	Nine months ended September 30, 2017			Nine months ended September 30, 2016
	Number of units	Weighted average grant date fair value ($/unit)		Number of units	Weighted average grant date fair value ($/unit)
Balance at January 1	—	C$	—	—	$—
Granted	483,000		1.61	—	—
Cancelled	(6,400)		1.65
Outstanding at September 30	476,600	C$	1.61	—	$—

10

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

(c)	Earnings (loss) per share
	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Net (loss) income for the period	$(666)	$2,130	$3,208	$(2,620)

Basic weighted average number of shares outstanding (000's)	167,999	163,887	167,831	150,101
Effect of dilutive equity instruments	—	3,706	2,864	—
Diluted weighted average number of shares outstanding (000's)	167,999	167,593	170,695	150,101

Basic and diluted earnings (loss) per share	$(0.00)	$0.01	$0.02	$(0.02)

All of the share options outstanding during the three months ended September 30, 2017 and the nine months ended September 30, 2016 represented potentially dilutive shares. Consequently, they were not included in the diluted earnings per share calculation for those periods because the effect of including them would have been anti-dilutive.

8.	Commitments and contingencies
(a)	Commitments

As at September 30, 2017, the Company had the following commitments:

	Total	1 year	2-3 years	4-5 years	Thereafter
Operating lease payments	$1,472	$306	$607	$479	$80
Drilling services	245	245	—	—	—
Equipment purchases	437	437	—	—	—
Consulting	2	2	—	—	—
Total commitments	$2,156	$990	$607	$479	$80

(b)	Contingencies
(i)	GMC

In a February 2016 meeting, the Mexican national water authority, CONAGUA, required that the Company make formal applications for permits associated with the occupation and construction of the tailings storage facility ("TSF") at the GMC. Following the meeting, the Company filed its applications and CONAGUA carried out an inspection of the TSF and requested further technical information which the Company has submitted with supplemental information being prepared for submittal in the first quarter of 2018. The Company believes its current tailings footprint can be maintained and can support operations at the GMC until at least 2020. The Company also believes, based on its meetings and other communication with CONAGUA, that it will be able to obtain all the above noted permits as required, with no suspension of the GMC operations. While the Company is confident that it will obtain the tailings permits, the Company cannot provide complete assurance that it will complete the review process with CONAGUA without any actions that may suspend its operations. The Company cannot assure that the tailings permits will be obtained or renewed on reasonable terms, or at all. Delays or a failure to obtain such required permits, or the issuance of permits on unfavourable terms or the expiry, revocation or failure by the Company to comply with the terms of any such permits, if obtained, would adversely affect the Company’s ability to continue operating the tailings facility and the mill at the GMC, which could result in a halt or curtailment of mining operations at the GMC, and/or limit the ability of the Company to expand the tailings facility. In either case, the Company’s results of operations could be adversely affected.

11

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

Since the February 2016 meeting with CONAGUA, the Company has also discovered through its own undertaking that some additional CONAGUA permits may be needed in connection with water discharge and water use at the GMC TSF and at San Ignacio. The Company is assessing technical options and whether it requires an additional water use permit. The Company believes that it will be able to address or mitigate the need for any necessary water discharge and use permits without any impact to its operations, but the Company cannot provide complete assurance that there is no risk in this regard.

(ii)	Topia

Earlier in the year, the Company completed an outstanding condition required by the Mexican Environmental Authority ("SEMARNAT") for the Change in Use of Soils permit associated with the Topia Phase II tailings storage facility ("TSF") and during the third quarter it announced that it had resubmitted its application for this permit. Since the filing, there had been a lapse in a deadline for one aspect of the application: the environmental assessment study ("IP"), which has been resubmitted with the inclusion of expanded technical information. The Company expects that a response will be received by mid December 2017. All tailings are currently being deposited at the Phase I TSF and the Company believes that it will be able to obtain a permit for the Phase II TSF without interruption of operations at Topia. However, the deposition of dry tailings on the Phase I TSF cannot continue indefinitely and the Company cannot provide complete assurance that a disruption can be avoided.

The Company continues to actively monitor the remaining capacity of the Phase I TSF including undertaking geotechnical assessments by professional consultants. There remains a risk that the use of Phase I TSF has to be discontinued before a permit for the Phase II facility is obtained. In the event that there is a significant change to the Company’s production guidance expectations, the Company will provide an update to the market as soon as possible.

(iii)	CMC

The CMC has been on care and maintenance since August 2013, having been operated by a number of previous companies before that date. The CMC is subject to oversight by the Organismo de Evaluación y Fiscalización Ambiental ("OEFA"), the Peruvian public agency responsible for environmental assessment and inspection, and by the Organismo Supervisor de la Inversión en Energía y Minería ("OSINERGMIN"), which is the Peruvian regulatory body with oversight responsibility over energy and mining companies.

Nyrstar has agreed to reimburse the Company for all fines or sanctions that resulted from activities or ownership of the CMC prior to June 30, 2017, up to a maximum of $4,000 (note 3). Accordingly, a reimbursement right in the amount of $1,666 has been recorded.

•	The Company has accrued $1,088 for fines and sanctions to be levied by OSINERGMIN. In addition, there are a number of open administrative and judicial proceedings by OSINERGMIN, the outcome of which are not yet readily determinable.
•	The Company has accrued $128 for fines and sanctions to be levied by OEFA. In addition, there are a number of open administrative and judicial proceedings by OEFA, the outcome of which are not yet readily determinable.
•	The Company has accrued $450 for certain civil lawsuits filed by individuals and former suppliers.

9.	Related party transactions
(a)	Compensation of key management personnel

Key management personnel includes the Company’s Directors, President and Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and vice presidents. The amounts owing to key management personnel were included in trade and other payables. The Company is committed to making severance payments amounting to approximately $2,092 to certain officers and management in the event of a change in control of the Company.

Compensation to key management personnel consisted of the following:

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Salaries, bonuses and benefits	$1,221	$351	$2,169	$1,560
Directors' fees	76	58	227	176
Share based compensation	169	214	529	566
	$1,466	$623	$2,925	$2,302

12

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

10.	Supplemental cash flow information
(a)	Other non-cash items

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
Non-cash amounts associated with reclamation and remediation provision (through P&L)	$349	$27	$391	$138
Interest expense	115	19	153	57
Interest income	(180)	(70)	(603)	(118)
Other	(216)	—	(217)	—
	$68	$(24)	$(276)	$77

(b)	Non-cash investing and financing activities
	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Change in trade payables related to mineral properties, plant and equipment	$(102)	$20	$(35)	$14
Change in rehabilitation provision asset	(42)	294	42	846

(c)	Undrawn credit facilities

On June 23, 2017, the Company renewed its $10,000 credit facility from Auramet International LLC (“Auramet”). The facility expires on June 30, 2018 and bears interest at a rate of LIBOR plus 5%. The facility allows the Company to draw down amounts equal to the amounts receivable from a specific customer with whom Auramet has established a commercial relationship. Repayment of any amounts drawn will be due at the same time that the customer repays the relevant amounts receivable. In addition, Auramet has also provided the Company with a $500 margin credit facility, should the Company wish to enter into any derivative instruments associated with commodities marketed to parties other than Auramet. The Company has not drawn down any amounts on these facilities.

11.	Operating segments

The Company’s operations are all within the mining sector, consisting of two operating segments both of which are located in Mexico, plus one segment associated with the CMC, one exploration segment and one Corporate segment. Due to diversities in geography and production processes, the Company operates the GMC and the Topia Mine separately, with separate budgeting and evaluation of results of operations and exploration activities. The CMC segment contains the net assets associated with the CMC (note 3) and the cost of its exploration, evaluation and development activities are separately budgeted and reported. The Corporate segment provides financial, human resources and technical support to the two mining operations. The GMC operations produce silver and gold in concentrate, and the Topia operations produce silver, gold, lead and zinc in concentrate, for refining off site. The exploration segment includes the Company’s exploration and evaluation assets at Santa Rosa, El Horcon, Plomo and Argosy.

13

Great Panther Silver Limited

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of US dollars, except share data)

As at and for the three and nine months ended September 30, 2017 and 2016 (Unaudited)

	Operations
	GMC	Topia	CMC	Exploration	Corporate	Total
Three months ended September 30, 2017
Revenue from external customers	$13,248	$5,012	$—	$—	$—	$18,260
Income (loss) before income taxes	3,117	827	(1,172)	(616)	(2,437)	(281)
Net income (loss)	3,117	827	(1,172)	(616)	(2,822)	(666)
Additions to non-current assets	589	198	32		—	819

Nine months ended September 30, 2017
Revenue from external customers	$36,983	$9,379	$—	$—	$—	$46,362
Income (loss) before income taxes	8,784	1,256	(1,172)	(1,394)	(3,643)	3,831
Net income (loss)	8,784	1,256	(1,172)	(1,394)	(4,266)	3,208
Additions to non-current assets	1,634	2,131	13,654	—	—	17,419

As at September 30, 2017
Total assets	$16,582	$14,817	$27,419	$2,461	$60,739	$122,018
Total liabilities	$5,692	$2,328	$27,006	$216	$4,018	$39,260

	Operations
	GMC	Topia	CMC	Exploration	Corporate	Total
Three months ended September 30, 2016
Revenue from external customers	$12,947	$2,684	$—	$—	$—	$15,631
Income (loss) before income taxes	4,463	700	—	(74)	(2,636)	2,453
Net income (loss)	4,463	676	—	(74)	(2,935)	2,130
Additions to non-current assets	902	614	—	—	—	1,516

Nine months ended September 30, 2016
Revenue from external customers	$40,284	$9,082	$—	$—	$—	$49,366
Income (loss) before income taxes	15,574	1,686	—	(3,119)	(15,519)	(1,378)
Net income (loss)	15,574	1,639	—	(3,119)	(16,714)	(2,620)
Additions to non-current assets	1,960	908	—	—	—	2,868

As at September 30, 2016
Total assets	$18,636	$12,749	$—	$226	$58,422	$90,033
Total liabilities	$4,839	$2,482	$—	$18	$4,350	$11,689

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